SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, DC 20549



                        FORM 6-K



                P&O PRINCESS CRUISES PLC



            REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                    For the month of
                      November 2002



                     Not Applicable
     (Translation of registrant's name into English)

          77 New Oxford Street, London WC1A 1PP
        (Address of principal executive offices)

 Indicate by check mark whether the registrant files or
                will file annual reports
          under cover of Form 20-F or Form 40-F

              Form 20-F X    Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission
    pursuant to Rule 12g3 - 2(b) under the Securities
                  Exchange Act of 1934

                  Yes  ____       No  X

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 -
                        2(b) 82 -

                        SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                P&O PRINCESS CRUISES PLC

Date:      14 November 2002      By:  /s/  Simon Pearce
                               Name: Simon Pearce
                              Title: Company Secretary



            Update on Coral Princess delivery
                    14 November 2002



P&O Princess Cruises confirms that it has been advised by Chantiers de l'Atlantique that the delivery of Coral
Princess, currently under construction at the yard, will be subject to a short delay. As a consequence, Princess
Cruises has cancelled Coral Princess' first cruise that was due to start on December 14.

Passengers booked on the cancelled cruise will receive  a
full  refund  together  with a credit  against  a  future
cruise.    The   company   has   in   place   contractual
arrangements with the yard to provide cover for the costs arising from the cancellation. As a result, any impact on 2002 earnings will be immaterial.

                        - Ends -





For further information contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer                           +44 20 7805 1214
                                                  +44 7730 732015
Brunswick
Sophie Fitton                                    +44 20 7404 5959


Website                                 www.poprincesscruises.com


P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in
Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 17 ships and two river boats in operation offer 29,790 berths and is set to grow in the next two years with the acquisition of two additional ocean cruise ships and the delivery of six new ocean cruise ships and two river boats on order. P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").